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Exhibit 12.1

Our earnings were insufficient to cover fixed charges for the three-month period ended March 31, 2004 and in each of the years in the five-year period ended December 31, 2003, as detailed below. For the purpose of these calculations, "earnings" consist of our loss from continuing operations before income taxes, cumulative effect of accounting changes, equity in net loss of affiliate and fixed charges. "Fixed charges" consist of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense deemed by us to be representative of the interest factor of rental payments under leases.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)
(Unaudited)

	Fiscal Quarter Ended March 31, 2004
		Fiscal Year ended December 31,
		2003	2002	2001	2000	1999
Fixed charges:
Interest expense, including amortization of financing costs	$1,199	$3,478	$3,079	$440	$495	$549
Interest portion of rental expense	145	598	497	291	133	41
	$1,344	$4,076	$3,576	$731	$628	$590
Earnings:
Net loss before cumulative effect of change in accounting principle	$12,036	$35,123	$132,219	$52,447	$31,119	$23,788
Equity in net loss of affiliate	0	0	(458)	(462)	(495)	(486)
Fixed charges per above	(1,344)	(4,076)	(3,576)	(731)	(628)	(590)
Loss as defined	$10,692	$31,047	$128,185	$51,254	$29,996	$22,712
Deficiency of earnings available to cover fixed charges—ratio coverage is less than 1:1:
We would have had to generate additional earnings as follows to achieve a coverage ratio of 1:1	$12,036	$35,123	$131,761	$51,985	$30,624	$23,302
Impairment, employee termination and other charges	0	951	64,790	0	0	0
Deficit, excluding impairment, employee termination and other charges	$12,036	$34,172	$66,971	$51,985	$30,624	$23,302

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COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in thousands) (Unaudited)